================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
================================================================================




                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
    [ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM        TO
                                                ------    ------
                          COMMISSION FILE NUMBER 1-7615






================================================================================

                                KIRBY 401(k) PLAN

================================================================================

                                Kirby Corporation
                           55 Waugh Drive, Suite 1000
                              Houston, Texas 77007

                                KIRBY 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                                KIRBY 401(k) PLAN



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE




                                                                                                                   PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits (Modified Cash Basis) - December 31, 2002 and
     2001                                                                                                             2

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) - Years ended
     December 31, 2002 and 2001                                                                                       3

Notes to Financial Statements (Modified Cash Basis)                                                               4 - 9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) - as of
     December 31, 2002                                                                                               10


Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator
Kirby 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 on the basis of accounting described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.






Houston, Texas
June 30, 2003

                                KIRBY 401(k) PLAN

                Statements of Net Assets Available for Benefits

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


                                                          2002             2001
                                                       -----------     -----------
Assets:
     Investments at fair value                         $44,817,740      45,501,245
     Accrued income                                            190              --
     Due from broker for securities sold                     4,818              --
                                                       -----------     -----------
                 Total assets                           44,822,748      45,501,245

Liabilities:
     Due to broker for securities purchased                 42,678          47,914
                                                       -----------     -----------
                 Net assets available for benefits     $44,780,070      45,453,331
                                                       ===========     ===========


See accompanying notes to financial statements

                                KIRBY 401(K) PLAN

           Statements of Changes in Net Assets Available for Benefits

                              (Modified Cash Basis)

                     Years ended December 31, 2002 and 2001


                                                             2002              2001
                                                         ------------      ------------
Additions to net assets attributed to:
     Contributions from participants                     $  5,084,308         5,250,825
     Contributions from employer                            1,977,665         2,115,161
     Rollover contributions                                   441,729           611,633
     Interest and dividend income                             664,400           706,714
                                                         ------------      ------------
                 Total additions                            8,168,102         8,684,333
                                                         ------------      ------------
Deductions from net assets attributed to:

     Benefits paid to participants                          3,828,409         4,110,371
     Net depreciation in fair value of investments          5,012,954         3,609,040
                                                         ------------      ------------
                 Total deductions                           8,841,363         7,719,411
                                                         ------------      ------------
                 Net increase (decrease)                     (673,261)          964,922
Net assets available for benefits, beginning of year       45,453,331        44,488,409
                                                         ------------      ------------
Net assets available for benefits, end of year           $ 44,780,070        45,453,331
                                                         ============      ============


See accompanying notes to financial statements.

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Corporation (the Company) and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period following completion of one year of service and the attainment of age 18. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Further information relating to the Plan's provisions is available in the Plan Document.

              The Hollywood Marine, Inc. (HMI) 401(k) Plan (HMI Plan) was merged into the Plan, and all HMI balances were transferred to the Plan effective December 31, 1999. Commencing January 1, 2000, former HMI Plan participants are subject to the same plan provisions as the Kirby 401(k) Plan participants. In connection with the plan merger, the Plan was amended on December 31, 1999 to include HMI employees.

       (b)    PLAN ADMINISTRATION

              The general administration of the Plan is the responsibility of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan. Wells Fargo Bank (Wells) is the trustee of the Plan.

       (c)    CONTRIBUTIONS

              The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code (the Code). Participants age 50 or older during the Plan year may also elect to make a "catch-up" contribution, subject to certain Internal Revenue Service (IRS) limits ($1,000 in 2002). The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

       (d)    BENEFITS PAYMENTS AND LOANS

              Benefits payments are made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to the lesser of 50% of the participant's vested interest or $50,000, less the participant's highest outstanding loan balance during the preceding 12 months. Loans are typically repaid over a five-year period. Loans outstanding upon a participant's termination of employment are considered deemed distributions if not repaid and are deducted from the participant's account balance prior to distribution. These amounts are taxed to the participant in the year of the participant's termination.


                                       4                            (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


       (e)    VESTING

              Participants are 100% vested in their participant contributions and rollovers, if any. A participant in the Kirby 401(k) Plan, excluding former HMI Plan participants, has an immediate and fully vested interest in the portion of the account relating to employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

              Employer contributions made to the prior HMI Plan are subject to a five-year vesting schedule based on the participant's HMI service date. Forfeitures of nonvested participants are credited to the accounts of former HMI Plan participants employed at year-end based on a formula that considers the total compensation, as defined, of all former HMI Plan participants for that plan year.

              Commencing January 1, 2000, employer contributions to former HMI Plan participants are subject to the same vesting as Kirby participants.

       (f)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall vest immediately and will be distributed to the participants after payment of expenses for distribution and liquidation.

       (g)    VALUATION OF PARTICIPANT ACCOUNTS

              Under the Plan, each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) are allocated daily to participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis. Consequently, contributions are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. As of December 31, 2002, $174,340 of employee contributions and $73,549 of employer contributions for the 2002 Plan year had not been remitted to the trust. As of December 31, 2001, $174,947 of employee contributions and $72,791 of employer contributions for the 2001 Plan year had not been remitted to the trust. Under generally accepted accounting principles, these amounts would have been reflected as accounts receivable.


                                       5                            (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


       (b)    RECLASSIFICATION

              Certain prior year amounts have been reclassified to conform with the current year presentation.

       (c)    USE OF ESTIMATES

              The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities, and changes therein. Actual results could differ from those estimates.

       (d)    INVESTMENT VALUATION

              Investments in mutual funds and Kirby Corporation common stock are stated at fair value based on quoted market prices. Investments in common trust funds are stated at fair market value based upon quoted market prices of the underlying assets. Purchases and sales of investments are recorded on a trade date basis. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year. Participant loans are stated at cost, which approximates their fair value. Interest and dividend income is accrued in the period earned.

(3)    INVESTMENTS

       Each participant has the right to direct his or her contributions and the Company's matching contributions, between the investment funds offered by the Plan. Descriptions of the Plan's investment fund options are included in the summary plan description provided to all eligible employees.

       Effective February 1, 2001, in connection with the change in trustee from Chase Bank of Texas (Chase) to Wells, all of the Plan's assets managed by Chase were transferred to the following common stock and mutual funds managed by Wells: Wells Fargo Outlook 2010 Fund, Wells Fargo Outlook 2020 Fund, Wells Fargo Outlook 2030 Fund, Wells Fargo Outlook 2040 Fund, Wells Fargo Treasury Plus Institutional Money Market Fund, Dreyfus Intermediate Term Income Fund, Wells Fargo Asset Allocation Fund, MFS Value Fund, Goldman Sachs Capital Growth Fund, Wells Fargo S&P 500 Index Fund, MFS Massachusetts Investors Growth Stock Fund, MFS Mid-Cap Growth Fund, AIM Aggressive Growth Fund, Janus Advisor International Fund and Kirby Common Stock Fund.

       The following presents investments that represent 5% or more of the Plan's net assets as of December 31:

2002:
    Wells Fargo Treasury Plus Institutional Money Market Fund     $9,880,671
    Wells Fargo Asset Allocation Fund                              4,474,236
    Dreyfus Intermediate Term Income Fund                          4,231,800
    Goldman Sachs Capital Growth Fund                              3,733,132
    AIM Aggressive Growth Fund                                     3,094,464
    Kirby Corporation common stock                                 8,019,381
    Participant loans                                              4,421,960


                                       6                            (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


2001:
    Wells Fargo Treasury Plus Institutional Money Market Fund     $9,011,179
    Wells Fargo Asset Allocation Fund                              5,360,211
    Dreyfus Intermediate Term Income Fund                          3,605,727
    Goldman Sachs Capital Growth Fund                              5,262,474
    AIM Aggressive Growth Fund                                     4,043,158
    Kirby Corporation common stock                                 6,361,910
    MFS Massachusetts Investors Growth Stock Fund                  3,106,021
    Participant loans                                              4,032,460


       The Plan's investments (including realized gains and losses on investments bought and sold, as well as unrealized losses on investments held during the year) depreciated in value by as follows:

                                                2002             2001
                                             -----------      -----------
                      Common trust funds     $(1,008,323)     $  (830,392)
                      Mutual funds            (4,115,830)      (4,146,103)
                      Common stock               111,199        1,367,455
                                             -----------      -----------

                                             $(5,012,954)     $(3,609,040)
                                             ===========      ===========


(4)    VOTING RIGHTS

       Each shareholder is entitled to exercise voting rights attributable to the shares of Kirby Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant. During 2002 and 2001, the Plan purchased all shares of Kirby Corporation common stock in the open market.

(5)    RISK AND UNCERTAINTIES

       The Plan may invest in common trust funds, mutual funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term.

(6)    RELATED PARTY TRANSACTIONS

       Certain Plan investment options include shares of Kirby Corporation common stock and common trust funds and mutual funds managed by Wells. Kirby is the plan sponsor, and Wells is the trustee as defined by the Plan. Chase is the former trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

       The Plan has participant loans outstanding, which are secured solely by a portion of the participant's vested account balance, in accordance with the Plan Document.


                                       7                            (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


(7)    FEDERAL INCOME TAXES

       The Plan obtained its latest determination letter on December 30, 1996 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax exempt as of December 31, 2002 and 2001.


                                       8                            (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements

                              (Modified Cash Basis)

                           December 31, 2002 and 2001


(8)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      DECEMBER 31
                                                               -------------------------
                                                                  2002           2001
                                                               ----------     ----------
Benefits paid to participants per the financial statements     $3,828,409      4,110,371
    Add amounts allocated to withdrawing participants at
      December 31 (current year)                                       --             --
    Less amounts allocated to withdrawing participants at
      December 31 (prior year)                                         --           (215)
                                                               ----------     ----------

              Benefits paid to participants per Form 5500      $3,828,409      4,110,156
                                                               ==========     ==========


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                KIRBY 401(K) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              (Modified Cash Basis)

                                December 31, 2002


          IDENTITY OF ISSUE,
         BORROWER, LESSOR, OR                                                                                  CURRENT
            SIMILAR PARTY                                     DESCRIPTION OF ASSET                              VALUE
---------------------------------------   -------------------------------------------------------------   --------------
Common trust funds:
    *Wells Fargo Bank                     Wells Fargo Treasury Plus Institutional
                                             Money Market Fund                                            $    9,880,671
    *Wells Fargo Bank                     Wells Fargo Short-Term Investment

                                             Money Market Fund                                                   148,745
    *Wells Fargo Bank                     Wells Fargo Asset Allocation Fund                                    4,474,236
    *Wells Fargo Bank                     Wells Fargo S&P 500 Index Fund                                       1,282,290
                                                                                                          --------------
                Total common trust funds                                                                      15,785,942
                                                                                                          --------------
Mutual funds:
    *Wells Fargo Bank                     Wells Fargo Outlook 2010 Fund                                          346,044
    *Wells Fargo Bank                     Wells Fargo Outlook 2020 Fund                                          432,708
    *Wells Fargo Bank                     Wells Fargo Outlook 2030 Fund                                           98,908
    *Wells Fargo Bank                     Wells Fargo Outlook 2040 Fund                                          120,553
    Dreyfus                               Dreyfus Intermediate Term Income Fund                                4,231,800
    The Goldman Sachs Group               Goldman Sachs Capital Growth Fund                                    3,733,132
    MFS Investment Management             MFS Value Fund                                                         760,058
    MFS Investment Management             MFS Massachusetts Investors Growth Stock Fund                        2,005,303
    MFS Investment Management             MFS Mid-Cap Growth Fund                                                420,692
    AIM Investments                       AIM Aggressive Growth Fund                                           3,094,464
    Janus                                 Janus Advisor International Fund                                     1,346,795
                                                                                                          --------------
                Total mutual funds                                                                            16,590,457
                                                                                                          --------------
Common stock:
    *Kirby Corporation                    Common stock                                                         8,019,381
                                                                                                          --------------

*Participant loans                        Interest rates ranging from 5.25% to 10.5%                           4,421,960
                                                                                                          --------------

                                          Total assets (held at end of year)                              $   44,817,740
                                                                                                          ==============



*Parties in interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE: June 30, 2003                            KIRBY 401(k) PLAN

                                               KIRBY CORPORATION
                                               PLAN ADMINISTRATOR

                                               BY:   /s/ Jack M. Sims
                                                   -----------------------------
                                                         Jack M. Sims
                                                         Vice President
                                                         Human Resources
                                                         of Kirby Corporation

                                INDEX TO EXHIBIT


                  EXHIBIT NUMBER                          DESCRIPTION
                  --------------                          -----------
                       23.1                               Independent Auditors' Consent